EXHIBIT 28
                       (COLUMBUS ENERGY CORP. LETTERHEAD)


                     FOR IMMEDIATE RELEASE FEBRUARY 23, 2000


Confirmation:  Michael Logan  -  (303) 861-5252


          COLUMBUS ENERGY BOARD APPROVES HIRING OF INVESTMENT ADVISORS


     Denver, Colorado, February 23, 2000 -- Columbus Energy Corp. announced today that its Board of Directors has selected Arthur Andersen LLP to assist it with exploring strategic alternatives to maximize shareholder value which will include consideration of possibly selling the Company or finding a merger partner, according to Harry A. Trueblood, Jr., President.

     Trueblood said, "Shareholders had previously been told by management in recent reports that with the accelerated pace of domestic energy industry consolidation and the lack of institutional investor interest in the shares of small public companies, it was highly likely that most companies such as Columbus would probably disappear within the year." Trueblood added, "Management had also previously indicated in its reports that several major shareholders had expressed their preference for a tax free stock swap versus a cash sale, but the Board of Directors will give serious consideration to any proposal after appropriate review by its financial advisor."

     Columbus indicated that it expects that the Global Energy Corporate Finance team from Arthur Andersen will begin their review in March, but no time limitation has been self-imposed for achieving the objective of maximizing shareholder value. In the meantime, the Company will continue its exploration and development drilling activities in core areas of operations along the Texas Gulf Coast and South Texas near Laredo.

     The Company has no pending offers, and there is no assurance that any offers acceptable to the Company will be forthcoming.

     Columbus Energy Corp. is a U.S. independent energy company involved in the exploration, development and production of crude oil and natural gas and is listed on the American Stock Exchange under the trading symbol EGY.


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This release may contain certain forward looking  statements  which are based on assumptions that are subject to a wide range of uncertainties due to several factors which are discussed more fully in the Company's periodic filings with the Securities and Exchange Commission.